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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


                               Amendment No. 2 to

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                         CHESAPEAKE ENERGY CORPORATION

                       CHESAPEAKE ENERGY MARKETING, INC.
                       (Name of Persons Filing Statement)

                   7% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  165 167 30 5
                                  165 167 20 6
                     (CUSIP Number of Class of Securities)


                               MARCUS C. ROWLAND
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         CHESAPEAKE ENERGY CORPORATION
                           6100 NORTH WESTERN AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 879-9232
          (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Persons Filing
                                 the Statement)

                                    Copy to:
                               G. MICHAEL O'LEARY
                             ANDREWS & KURTH L.L.P.
                             600 TRAVIS, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200

                                 APRIL 22, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on April 22, 1999, as amended on May 19, 1999, relating to Chesapeake Energy Marketing Inc.'s Offer to purchase up to 666,667 shares of 7% Cumulative Convertible Preferred Stock, par value $.01 per share, of Chesapeake Energy Corporation, at $15.00 cash net per share upon the terms and conditions set forth in the Offer to Purchase dated April 22, 1999 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

Item 9. Material to be filed as Exhibits

Item 9(a)(1) of the Schedule 13E-4, Offer to Purchase dated April 22, 1999, is hereby amended as follows:

        Paragraph (d) of the section entitled "8. Certain Conditions of the Offer" is deleted and replaced in its entirety as follows:

        "(d) Any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, prospects of the Company or Chesapeake Energy, which, in the reasonable judgment of the Company, is or may be material to the Company or its subsidiary, any of which in the reasonable judgment of the Company makes it inadvisable to proceed with the acceptance of tenders, purchase of shares, or payment."


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to this statement on
Schedule 13E-4 is true, complete and correct.



Dated: May 20, 1999


                                       CHESAPEAKE ENERGY CORPORATION



                                       By: /s/ Marcus C. Rowland
                                           -------------------------------------
                                           Marcus C. Rowland
                                           Executive Vice President and Chief
                                           Financial Officer


                                       CHESAPEAKE ENERGY MARKETING, INC.



                                       By: /s/ Marcus C. Rowland
                                           -------------------------------------
                                           Marcus C. Rowland
                                           Vice President and Chief
                                           Financial Officer